AR/S

CNR

CENTRAL NATURAL RESOURCES, INC.

P.E.
12-31-03

Annual Report
As of December 31, 2003

Dear Shareholders,

As you read the results of fiscal year 2003, you will no doubt notice several changes, starting with the new format of this annual report, that occurred this past year.

In 2003, the Company expanded into the production of oil and gas through the acquisition of working interests in oil and gas producing properties (explained in detail in the following Form 10-K). In 2003, this acquisition, and corresponding exploration and development, contributed to ongoing production from lessees to provide the Company with:

- Top-line revenue growth of over 75% from the prior year.
- The third consecutive year of increased operational cash-flow.
- Estimated proved gas reserves of over 2 Bcf as of year-end 2003.
- Continued strong income from a lessee's coalbed methane operations.

I feel confident that the successful activities of 2003 have set a firm foundation for the Company's continued growth. With the current strong market prices for oil and gas and continued exploration and development of our oil and gas properties, management, the Board of Directors and I are focused on managing growth in a way that generates increased value for you, the shareholder.

Additionally, as it has done for over half a century, the Company paid a cash dividend to shareholders in 2003.

I look forward to the future with the knowledge that the hard work of the past has prepared us to identify and profit from upcoming opportunities.

Phelps C. Wood

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003
Commission File Number 0-1392

CENTRAL NATURAL RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**44-0195290**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

911 Main Street, Suite 1710, Kansas City, Missouri 64105
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code **816/842-2430**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each Exchange on which Registered
None	None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
Common Stock ($1 Par Value)
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by nonaffiliates of the registrant (201,770 shares), as of June 30, 2003 was $2,623,010.

The number of shares outstanding of the issuer's only class of common stock as of March 1, 2004 is as follows:
Common Stock ($1.00 Par Value) 494,824

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement to be furnished to security holders and the Securities and Exchange Commission on April 1, 2004, relative to the Annual Meeting of Stockholders to be held on April 30, 2004. (Part III)

PART I

ITEM 1. BUSINESS

(a) General Development of Business. Central Natural Resources, Inc. (hereinafter "the Company") is a Delaware corporation and the general development of its current one business segment, the Energy Business Segment, is described in the narrative description of the business contained in Section 1(c) hereafter. The Company historically has been involved principally in that business.

Since the beginning of the fiscal year there has been no material change in the mode of conducting the business of the Company, other than the hiring of a full time President and Chief Executive Officer, effective July 2002. In addition, there have been no bankruptcy, receivership or similar proceedings with respect to the Company; there has been no material reclassification, merger or consolidation of the Company; other than the acquisition of a working interest in properties described in Item 2, there has been no acquisition or disposition of any material amount of assets other than in the ordinary course of business.

In 2003, a wholly-owned subsidiary of the Company, CNR Production, LLC. (CNR), acquired certain working interests in oil and gas that CNR intends to further develop and extend over time. These interests substantially expanded the Company's prior involvement in the oil and gas industry. (The Company and CNR and other consolidated subsidiaries of the Company are herein referred to collectively as "The Company"). The Company considers these asset additions to be in the Energy Business Segment and intends to continue to expand its interests in this area through both organic growth and, when opportunities present themselves, future acquisitions. Continued expansion in this area will increase the amount of oil and gas assets that the Company records on its balance sheet and may result in increased expenses and liabilities related to the exploration and production of oil and gas.

(b) Financial Information about Industry Segments. During the year 2003, the Company had one reportable segment that is identified as the Energy Business Segment.

(c) Narrative Description of Business. The activities of the Company within the Energy Business Segment consist of the management of its interests in real properties and the participation in working interests as described hereinafter. Certain real property interests have been held and managed by the Company for lease to others for their exploration and the extraction of coal and oil and gas and for surface use. From time to time sales of portions of such properties have been made. The properties owned at the end of the fiscal year are described in Item 2.

The Company's liquid assets are invested in a portfolio of marketable securities, including United States government and agency obligations.

Other than as described above, the Company produces no products nor renders any services; however, as more fully explained in Item 2, oil, gas and coal are extracted by lessees from properties owned by the Company, and oil and gas is produced from property in which the Company holds a working interest.

Bethlehem Steel Corporation was the lessee under a coal lease from the Company for a term of 40 years commencing in June, 1969, providing for minimum royalties of $50,000 annually for each of the first three years and $90,000 annually for the next 36 years, together with provisions for royalties of 22-1/2 cents per ton of coal mined and shipped against which the minimum royalties are to be applied. On October 1, 1984, this lease was amended to increase the royalty to the greater of $1.00 per ton or 3% of the F.O.B. mine selling price for all coal paid for by actual royalty or minimum royalty after that date, and Bethlehem assigned the lease to another.

A portion of the leased property was subsequently subleased by the assignee to another party, but Bethlehem continues to guarantee the total royalty payment. A small amount of mining has been done on the lease. The Company believes that the assignee will continue to make the $90,000 annual minimum royalty payments until the lease termination in 2009.

The Company does not posess certain attributes. For example, there have been no new products or industry segments requiring the investment of a material amount of assets of the Company, and there have been no public announcements nor has information otherwise become public involving any such new products or industry segments.

Raw materials are not essential to the Company's businesses.

There are no patents, trademarks, licenses, franchises and concessions held by the Company.

No business of any industry activity of the Company is or may be seasonal.

The Company has no significant practices relating to working capital since it carries no significant amount of inventory and does not provide extended payment terms to customers.

The Company's businesses do not have any backlog of unfilled orders.

No material portions of the businesses of the Company may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government

Except as shown on the table below, there are no customers to which sales are made in an amount which equals ten percent or more of the Company's consolidated revenue in 2003.

Customer	Relationship	Revenue Category	Amount Received	% of 2003 Revenue
Smith Production	Working Interest Operator	Oil & Gas Production	$377,328	34.9%
Royal Oil	Lessee	Mineral Royalties	$198,525	18.4%
CDX Gas	Lessee	Mineral Royalties	$187,251	17.3%
SEECO	Lessee	Mineral Royalties	$121,651	11.3%
Wilkem	Assignee*	Mineral Royalties	$90,000	8.3%

*The Bethlehem lease referred to previously, was assigned to Wilkem.

Competition

The Energy Business Segment is extremely competitive and cyclical. The Company competes for property acquisitions with natural gas and oil companies that range in size from small, family owned operations to large independents to multinational corporations. The Company also competes for the equipment and labor required to operate and to develop these properties. Many competitors have substantially greater financial and other resources and may be able to sustain wide fluctuations in the economics of this industry more easily than the Company can. Since certain aspects of this Energy Business Segment are regulated, competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than the Company can. The ability of the Company to acquire and develop additional properties in the future will depend upon its ability to evaluate and select suitable properties, to secure adequate financing, to consummate transactions and to engage strategic partners in this highly competitive environment.

The Company spent no money during any of the last three fiscal years on material company-sponsored research and development activities as determined in accordance with generally accepted accounting principles. In addition, the Company spent no money during such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. It is anticipated that compliance with Federal, State and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment will have no material effect upon the capital expenditures, earnings and competitive position of the Company. There are no material estimated capital expenditures for environmental control facilities for the remainder of the current fiscal year and the succeeding fiscal year or for any further periods that the Company deems material.

As to future business intended by the Company, it has, during the last five years, investigated several new business opportunities, both in the Energy Business Segment and in other reportable business segments. Management of the Company continues to seek out and investigate such new business opportunities or expansion of existing leasing activities or working interests in oil and gas operations. Such investments could result in a more productive deployment of the Company's assets in an effort to generate more operating, rental, bonus, and royalty income, and the Company is considering acquiring additional mineral properties or additional working interests in selected oil and gas operations. While the Company has not limited itself geographically with respect to future working interest opportunities, the Company has focused primarily on properties in the continental United States that are located on or near areas with historic production.

The total number of persons employed by the Company, as of the end of the fiscal year, was 3.

(d) Financial Information about Geographic Areas. The Company does not engage in operations in foreign countries, nor are portions of sales or revenues derived from customers in foreign countries.

ITEM 2. PROPERTIES

(a) The Company has working interests in primarily natural gas producing properties in a total of approximately 28,000 acres in Texas in addition to whole or partial interests in approximately 61,000 acres of real property located in Arkansas, Louisiana, Texas, Kansas, Oklahoma and Missouri. Coal deposits that total approximately 84,000,000 tons (of which 50% to 90% could be expected to be recoverable) are leased under the previously mentioned agreement with Bethlehem Steel Corporation and its assignees. Coal deposits aggregating approximately 92,000,000 tons in place with a net carrying value of approximately $700,000 at December 31, 2003 are not presently leased or producing coal in commercial quantities. In later parts of this Item 2 references are made to the ownership of "minerals." The Company is the owner of all or part of the subsurface minerals on large portions of the properties involved, but the only minerals of primary interest to the Company are coal, oil and gas. The Consolidated Properties of the Company are detailed on the following table:

Location	Description	Total Acreage	Utilization	Production
Liberty & Hardin Co. TX	Oil & Gas Working Interest	2% Working Interest in 25,769 acres	Active Exploration & Production	Oil & Gas
Starr & Hidalgo Co., TX	Oil & Gas Working Interest	2% Working Interest in 2,619 acres	Active Exploration & Production	Oil & Gas
Cherokee & Crawford Co., KS	Coal & Mineral Rights	3 Fee Simple 2,518 Mineral	0 acres under lease	No Activity
Craig Co. OK & Labette Co., KS	Coal, Mineral and Fee Simple	710 Fee Simple 9,904 Coal Only	0 acres under lease	No Activity
Sebastian Co., AR	Coal, Mineral and Fee Simple	1,759 Fee Simple 16,545 Mineral	Over 13,600 acres leased or HBP for a combination of Coal, Coal-bed Methane and Oil & Gas Development	Coalbed Methane Oil & Gas
Pittsburgh Co., OK	Coal, Mineral and Fee Simple	640 Fee Simple 80 Mineral 1,200 Coal Only	600 acres under lease	No Activity
Macon & Randolph Co., MO	Coal, Mineral and Fee Simple	2 Fee Simple 6,147 Mineral	0 acres under lease	No Activity
Vernon & Beauregard Parish, LA	Mineral Rights	10,619 Mineral	1280 acres HBP	Oil & Gas
Walker, Montgomery & San Jacinto, TX	Mineral Rights	11,880 Mineral	4,017 acres HBP	Oil & Gas
LeFlore Co., OK	Coal & Mineral Rights	90 Mineral	90 acres HBP	Coalbed Methane

HBP - Stands for "Held By Production" and refers to acreage that is held by current oil or gas production.
Maps detailing current active properties of the Company are show on page 38.

(b) In 2003, the Company produced oil and gas from properties in which it maintains a working interest. Through the acquisition of certain producing properties as well as through the exploration and development of unproved property in which the Company holds a working interest, these activities increased substantially in 2003. The Company's working interest in these oil and gas properties entitles it to a share of revenue proportionate to its net revenue interest. Additionally, the Company is responsible for a share of the operating costs, severance taxes and additional expenses that are applicable to the operation and development of these properties.

In 2002, the Company did not participate in any producing oil and gas operations. However, the Company is the owner of certain properties (fully described above in this Item), part of which are leased to outside interests for the production of oil and gas. The Company receives bonuses, rentals and royalties for the use of the land and mineral interests leased by it.

Acquisitions and Dispositions

On February 28, 2003 the Company, through its wholly-owned subsidiary, CNR Production, L.L.C., (CNR) a Texas limited liability company acquired an undivided two percent (2%) interest in certain properties constituting working interests in two oil and gas fields known as the Bass Flores Field and Total Tabasco Field located in Hidalgo and Starr Counties in south Texas. This area of Texas has been active in the production of gas and oil, and there are a number of operating oil and gas wells located on the property acquired.

As consideration for this acquisition, CNR paid $1,080,000. This amount was paid by CNR from funds provided by the Company from its available liquid resources. The purchase price was allocated to leasehold costs and lease and well equipment based upon proved reserve information available at the time of purchase.

Natural Gas Reserves

The following table presents the Company's estimated net proved natural gas reserves (unaudited) at December 31, 2003 based on reserve reports prepared by T.J. Smith & Company, Inc..

As of Dec. 31, 2003

		Proved Reserves	
	Developed	Undeveloped	Total
Natural Gas Reserves, MMcf equiv.	1,409.0	785.2	2,194.2

Further information regarding natural gas and oil reserves is contained in Note 10 to the consolidated financial statements, "Supplemental Information - Natural Gas Reserves (Unaudited)"

Drilling Activity and Productive Well Count

The following tables presents drilling activity for the years ending December 31:

	Exploratory					
	Productive Wells		Dry Holes		Total	
	Gross	Net	Gross	Net	Gross	Net
2003	2.00	0.04	2.00	0.04	4.00	0.08
2002	-	-	-	-	-	-
2001	-	-	-	-	-	-

	Developmental					
	Productive Wells		Dry Holes		Total	
	Gross	Net	Gross	Net	Gross	Net
2003	5.00	0.11	-	-	5.00	0.11
2002	-	-	-	-	-	-
2001	-	-	-	-	-	-

Wells in Progress as of December 31, 2003

	Gross	Net
Exploratory	-	-
Development	1.00	0.02
Total	1.00	0.02

The following table presents the number of productive natural gas wells in which the Company owned an interest as of December 31, 2003.

	Gross	Net
Natural Gas wells	44.00	0.83

Production and Pricing

In 2003 the Company produced 57,443 Mcf equivalents of natural gas from the working interest properties detailed previously with an average price per Mcf equivalent of $6.04. The bulk of the Company's production and proved reserves consists of natural gas and natural gas condensates with a very small amount of oil produced from certain gas wells. The form with which the Company reports production, Mcf equivalents, takes oil production into account. Additionally, the Company's producing properties have gas with a relatively high Btu value. Since natural gas is generally sold on a per Btu basis, on certain properties the Company will, from time to time, receive a slight premium on a per Mcf basis.

ITEM 3. LEGAL PROCEEDINGS

(a) Currently, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of its property is the subject, and there are no material proceedings to which any director, officer of affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Further, there are no administrative or judicial proceedings involving the Company or any of its subsidiaries arising under any federal, state or local provisions that have been enacted or adopted regulating the discharge of materials into the environment or primarily for the purpose of protecting the environment.

(b) There were no such material legal proceedings that were terminated during the fourth quarter of the fiscal year covered by this report.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The common stock of the Company is traded over the counter. The range of bid and asked quotations and the dividends paid on such securities for each quarterly period during the Company's two most recent fiscal years as required by Item 201 of Regulation S-K is set forth in the following table:

Period	Low	High	Dividends / Share
4Q2003	13.10	15.50	$0.10
3Q2003	12.75	13.50	$0.10
2Q2003	12.87	13.10	$0.10
1Q2003	13.12	13.90	$0.10
4Q2002	13.20	14.25	$0.10
3Q2002	14.50	16.25	$0.10
2Q2002	16.00	17.00	$0.10
1Q2002	16.81	17.20	$0.10

(b) The approximate number of stockholders as of March 1, 2004 was 311.

There have been no sales of either registered or unregistered securities by the Company during the past three years.

(c) Dividends - The frequency and amount of any cash dividends declared on each class of its common equity by the Company for the two most recent fiscal years is set forth in that table included in Item (a) above.

(d) Securities Authorized for Issuance Under Compensation Plans as of December 31, 2003:

Plan Category	(a) Number of Securities to be issued upon exercise of outstanding options, warrants and rights.	(b) Weighted-average exercise price of outstanding options, warrants and rights.	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securities holders	33,500	$15.66	91,500
Equity compensation plans not approved by securities holders	0	0	0
Total	33,500	$15.66	91,500

(e) Recent Sales of Unregistered Securities

There have been no sales of either registered or unregistered securities by the Company during the past three years.

(f) Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approx. Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
Month #4 (Oct. 1 - Dec. 31, 2003)	0	0	0	N/A
Total	0	0	0	0

ITEM 6. SELECTED FINANCIAL DATA

The information required by this item is set forth in the table below:

Years ended December	2003	2002	2001	2000	1999
Total Operating Revenue	$1,080,496	$613,391	$769,909	$741,489	$615,875
Net Earnings	112,499	(301,754)	246,296	856,581	651,010
Net Earnings per common share	0.23	(0.60)	0.49	1.58	0.92
Cash Dividends per common share	0.40	0.40	0.88	0.88	0.63
Total Assets	7,523,380	7,502,008	8,039,160	8,584,503	12,272,117

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

In 2003 the Company accomplished several steps toward increasing its operating activities in the production of oil and gas. Prior to 2003, the Company derived all its mineral revenue from royalties and bonuses related to the leasing of its oil, gas and coal properties. In 2003, with the acquisition of a working interest in oil and gas producing properties in south Texas by a wholly owned subsidiary of the Company, CNR Production L.L.C. (CNR), as well as through participation in exploration and development of properties in southern and eastern Texas, the Company initiated the first steps of what is a long term plan to expand further into oil and gas exploration and production.

While the Company has historically been involved in oil and gas, its revenue previously has been derived primarily from royalty interests and lease bonus activity. As stated in prior reports, Management believes that opportunities to increase shareholder value exist in oil and gas exploration and production and is positioning the Company to take advantage of these potential opportunities. Consequently, 2003 consolidated financial statements show substantial revenue, expenses and capital expenditures incurred in this endeavor. Management believes these factors should continue to impact the Company and its subsidiaries in the future as it further develops its activities in this area.

Results of Operations

Total operating revenue on a consolidated basis rose substantially in 2003 from 2002 and declined in 2002 from 2001. The increase in 2003 was due primarily to the acquisition of working interests in gas producing properties and the revenue derived from this production. Additionally, in 2003 the Company received increased royalty income derived from the Company's mineral properties under lease as a result of higher average natural gas prices and expanded production. The decrease in 2002 compared to 2001 was due primarily to decreased revenues from mineral royalties which, in turn, was due to decreased production of oil and gas by lessees during the current periods under comparison, coupled with a slight decrease in average energy prices during the comparable periods.

As mentioned in prior reports, a lessee continues to expand drilling operations and production of coal bed methane gas from certain of the Company's properties located in Sebastian County, Arkansas, with revenue continuing to be received from royalties from this operation during the current fiscal periods under comparison. Commercial production has been somewhat consistent over the past two years, however, the Company has been advised that the lessee plans to further develop this property over the next 12 months. If this development is successful, it could result in increased production and a corresponding increase in the amount of royalty revenue that the Company receives from this lessee. Current and future revenue from this source will continue to be subject to the uncertainties of volume of production and price fluctuations in the market price of natural gas. For the twelve months ended December 31, 2003, royalties from coal bed methane production associated with these properties were $187,251 and are included in operating revenue in mineral royalties.

For the year ended 2003, the Company increased its oil and gas reserves through the acquisition of producing properties described in detail in Item 1 and Item 2 of this report as well as through further exploration and development of its working interest properties. Detailed reserve estimates are provided in Note 10 - "Supplemental Information - Natural Gas Reserves (Unaudited)" of the consolidated financial statements.

The Company posted non operating income in 2003 versus a non operating loss in 2002. This positive income is due to gains on sales of securities as well as greatly reduced impairment charges in 2003 versus 2002. In 2002 versus 2001, non operating income decreased substantially with non operating losses occurring in 2002 versus non operating income in 2001. This decrease resulted from lower rates of return on temporary fixed income investments, reduced investment income resulting from reduced capital gains on sales of securities and the reduced size of the portfolio of fixed income investments during the current period. Additionally, as explained in detail in the Notes to the accompanying Financial Statements, the Company recognized impairment charges in 2003, 2002 and 2001 reflecting write-downs in the carrying value of certain equity securities and certain other investments because decreases in the then current market values of those securities were deemed by Management to be other than temporary. There were such write-downs in each of the years ending 2003, 2002 and 2001, although the write-downs were substantially lower in 2003 than in the prior periods. There is a deferred tax benefit relative to such write-downs recognizable for income tax purposes upon future sales or disposition of the securities.

Expenses associated with the acquired producing properties increased in 2003. Oil and gas operating expenses increased and relate to the lease operating costs of managing the Company's working interest properties. Exploration expense also increased and includes the cost of unsuccessful exploratory wells as well as the amortization of associated leasehold costs.

Depreciation, depletion and amortization also increased in 2003 due to the increase of depreciable lease and well equipment and leasehold costs associated with acquired working interest properties. General and administrative expenses increased in each of the years 2003, 2002 and 2001 due primarily to increased auditing and insurance costs as well as compensation associated with the engagement of a full-time chief executive officer.

As described in the Notes to the accompanying consolidated financial statements, the Company recorded an income tax benefit in 2003 and 2002 versus an income tax expense in 2001. In 2003, the amount of percentage depletion in excess of tax basis was almost the same as the pre-tax earnings resulting in a slight income tax benefit on pre-tax earnings of $110,383. The income tax benefit in 2002 versus the income tax expense in 2001 was due to a combination of lower operating income in 2002 and the realization of losses on sales in equity securities. Income tax benefits for 2002 includes receipt of a refund of state income taxes for prior years amounting to $70,093 as well as percentage depletion in excess of tax basis which increased the effective benefit rate to 45.9%. During 2001, the effective tax rate was 29.1% primarily due to percentage depletion in excess of tax basis.

Net cash provided by operating activities increased for the year 2003 over 2002, and for 2002 over 2001. Cash and cash equivalents decreased in 2003 from 2002, but increased in 2002 over 2001. Detailed cash flow analysis follows under *Financial Condition - Liquidity and Capital Resources* below.

Because of the nature of the Company's business, inflation has little impact on its expenses. It is not anticipated that changes in the price of coal will have much impact on the total income of the Company because of the continuing low activity of coal extraction and because the Company's existing coal leases have fixed prices per ton and are not affected by market changes. Substantially increased prices could cause an increase in the amount of coal mined, however.

As is indicated in the discussion above concerning oil and gas revenue, changes in the price of oil and natural gas do have an impact on the consolidated income of the Company, and at times it can be dramatic. The fluctuation in the price of oil and gas in the years under comparison contributed to increased revenue from that source when prices increased, while the decrease in prices commencing in 2001 resulted in somewhat lower revenue from mineral royalties in the latter quarters of 2001 and early quarters of 2002. Sustained higher average oil and gas prices in the latter part of 2002 through 2003 contributed to increased revenue from oil and gas during those periods. Additionally, changes in the prices of oil and gas tend to have a compounding effect as increased prices generally drive added production, when feasible, and lower prices often cause unprofitable wells to be shut in, thus reducing overall production.

Financial Condition - Liquidity and Capital Resources

The financial condition of the Company continued to be strong during 2003, as it was in 2002 and 2001. The liquidity of the Company continues to be high as is evidenced by a favorable ratio of current assets to current liabilities, and the fact that a significant portion of the Company's net worth continues to be represented by liquid assets. During the first quarter of 2003, CNR acquired a working interest in oil and gas producing properties in south Texas for $1,080,000 and acquired additional undeveloped property in south Texas in the second quarter for $80,000. The source of funds used for both transactions were available liquid assets of the Company previously invested in U.S. Government agency obligations. The liquidity of the Company was somewhat reduced as a result of this transaction, but overall the Company continues to enjoy very high liquidity, with current assets greatly exceeding current liabilities and a significant portion of its net worth represented by liquid assets.

Due to the uncertain fixed income and equity market conditions in 2003 and 2002, the Company reduced its equity and longer-term fixed income positions in favor of shorter-term fixed income and cash positions. These activities resulted in a current tax benefit from the realization of losses on the sale of equity securities, more favorable cash positions for the company and as described in Notes to the financial statements, gross unrealized gains on investment securities at the end of both 2003 and 2002.

Although as discussed above, the liquidity of the Company continues to be favorable, it is affected by cash flows. The Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements illustrate that there was a net decrease in cash and cash equivalents in 2003, while there was a net increase in cash and cash equivalents in 2002. In 2001, there was a net decrease in cash and cash equivalents. Cash from operating activities increased in 2003 over 2002 and in 2002 over 2001. There were net earnings in 2003 compared to a net loss in 2002, and net earnings in 2001. The net loss in 2002 included certain impairment charges on equity securities described above which reduced earnings but did not reduce cash, while the amount of such impairment charges was lower in both 2003 and 2001.

A significant component contributing to the decrease in cash in 2003 was a use of cash for investing purposes versus a net increase in cash for investing purposes in 2002. A substantial factor contributing to the increase in cash in 2002 was the net increase in cash provided by investing activities versus a use of cash for these purposes in 2001; specifically, differences in the amount of proceeds from the sale of equity securities and purchase of equity securities during each such period, differences in the amount of proceeds from matured/called investment debt securities which were reinvested, and the purchase of a lesser amount of other investments in 2003 and 2002 from 2001. Additionally, in 2003, the decrease in cash provided by investing activities was due to the funding of the acquisition of oil and gas properties with available cash.

Another significant component of the changes between the periods under comparison was the difference in cash used in financing activities; specifically, differences in the amount of cash used in the payment of dividends, which was less in 2003 and 2002 than in 2001 due to a reduction in the amount of the quarterly dividend.

Contractual Obligations, Commitments and Off Balance-Sheet Arrangements

The Company continues to have no bank debt or other lender liability outstanding and no significant other liabilities. There are no off balance sheet arrangements. In addition, since the Company carries no inventory and has no significant amount of accounts receivable or accounts payable, its working capital needs are minimal, and since it has significant liquid assets, and there are no current known demands, commitments or contractual obligations, Management believes that liquidity should continue to be favorable and the financial condition of the Company strong. The only continuing commercial commitment is the operating lease for general office space of the Company. The Company is presently located at 911 Main St., Suite 1710, Kansas City, MO, 64105. The phone number is (816) 842-2430.

With respect to CNR's working interests in oil and gas, it will be called upon, from time to time, to pay its pro-rata share of expenses and capital expenditures associated with both ongoing operations as well as exploratory and developmental projects. Prior to capital expenditures being incurred on these properties, the project operator issues CNR an Authorization for Expenditure (AFE) for review and approval. Management believes that, based upon the CNR's current liquidity level and the expected future revenue from these ventures, sufficient financial resources will be available to meet any and all capital requirements required by these projects.

A tabular presentation of contractual obligations is presented below:

	Payments Due by Period				
Contractual Obligations	**Total**	**< 1Year**	**1-3 Years**	**3-5 Years**	**> 5 Years**
Long-Term Debt Obligations	0	0	0	0	0
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	6,686	6,686	0	0	0
Purchase Obligations*	23,281	23,281	0	0	0
Other Long-Term Liabilities	0	0	0	0	0
Total	29,967	29,967	0	0	0

*The entire amount shown in Purchase Obligations is for an AFE that was approved prior to Dec. 31, 2003.

Other than these projects, the Company has no specific commitment for material capital expenditures at the present time. Management does, however, continue to actively pursue other business opportunities which may result in a more productive deployment of its assets and ultimately increase earnings, and in pursuit of that objective has focused on the possible acquisition of additional mineral properties or working interests in selected oil and gas operations. In addition, Management continues to aggressively pursue development of its currently owned mineral properties and to attempt to lease more of its mineral properties in order to generate additional rental, bonus and royalty income. There was one new oil and gas lease made on Company property in 2003 in Sebastian County, Arkansas but as of year-end no new production had commenced. Three new oil and gas leases were made on Company property in 2002, two in Sebastian County, Arkansas and one in Pittsburg County, Oklahoma with production started on one of the leases in Sebastian County, Arkansas. In 2001, one new oil and gas lease was made on Company property in Arkansas and Oklahoma. As yet there has been no production under the lease made in 2001 but bonuses were received by the Company at the time each lease was entered into, as was the case for leases made in 2002 and 2003.

Accounting Policies, Recent Accounting Pronouncements and Other Matters

A summary of significant accounting policies is contained in the Notes to the accompanying consolidated financial statements. One example of a judgment made in applying a critical accounting policy is the impairment charge made relative to the decline in market value of certain securities that is deemed to be other than temporary as is referred to above. The impairment of the value of securities is analyzed quarterly on an individual security basis based on the length of time (generally six months), and the extent to which market value has been less than cost; the financial condition and any specific events which affect the issuers; and the Company's intent and ability to hold the security. There would be materially different reported results if different assumptions or conditions were to prevail. In the judgment of Management and the Board of Directors, the indicated charges were appropriate. However, they have taken note of the fact that the overall return of the portfolio since inception is positive. Another example of a judgment made in applying a critical accounting policy is the periodic review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting policy has been applied in the past, for example, in downward adjustments to the carrying value of the Company's coal properties. This accounting policy does not permit an upward adjustment of book carrying values when Management believes the current fair market value of an asset is greater than the carrying value on the balance sheet and, in fact, Management believes that this may be the case with respect to the carrying value of certain assets on the balance sheet carried at their historical cost.

Yet another example of judgment exercised in applying a critical accounting policy is the election, approved by the Board of Directors of the Company, to utilize the "Successful Efforts" method of accounting with respect to the operation of the oil and gas working interests described above. "Successful Efforts" typically results in more of the costs of operations being deducted as incurred rather than those expenditures being capitalized. The Company uses the units-of-production method to amortize oil and gas properties. This method requires the Company to amortize the capitalized costs incurred in developing a property in proportion to the amount of oil and gas produced as a percentage of the amount of proved reserves contained in the property. Accordingly, any changes in reserve estimates as described above will cause corresponding changes in depletion expense recognized in periods subsequent to the reserve estimate revision. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various fields make these estimates generally less precise than other estimates included in the financial statement disclosures. Data for a given fields may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, material revisions to existing reserve estimates may occur from time to time.

A one share for one share stock dividend was distributed to stockholders in February of 2001. All per share data in the consolidated financial statements accompanying this report, and related notes, retroactively reflect the stock dividend for all periods presented. Cash dividends totaling of $0.40 per share were paid in 2003 and 2002 compared to $0.875 per share paid in 2001. While the Board of Directors had expressed the intention early in 2001 to continue paying a $0.25 per share quarterly dividend if the operating results and financial condition of the Company continued to justify it, the Board subsequently expressed a consensus that in subsequent quarters the Board might reevaluate the quarterly dividend policy in light of possible needs to retain liquidity for potential acquisitions or other projects under consideration and for other possible areas of internal growth.

In the fourth quarter of 2001, the Board declared a dividend for that quarter of $0.125 per share and explained that since total year to date earnings for that year were somewhat below total net earnings for the same period of the previous year, due in substantial part to a then recent decrease in energy prices, and in furtherance of the objective to retain liquidity for potential acquisitions under consideration and for other possible areas of internal growth, it would be advisable to reduce the quarterly dividend payment accordingly. In the first quarter of 2002, the Board reduced the quarterly dividend to $0.10 per share because earnings were again down due, in part, to a continuation of lower energy prices and reduced production and the decision to acquire a working interest in oil and gas properties in Texas as described above.

Forward-Looking Statements

This report contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about the business segment in which the Company operates, Management's beliefs, and assumptions made by Management. These and other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Company. These statements are not guarantees of future performance and involve assumptions and certain risks and uncertainties that are difficult to predict, such as future changes in energy prices, including fluctuations in prevailing prices for oil and gas, the Company's ability to participate in or co-venture successful exploration or production of natural resources (such as oil, gas, coal and other minerals), results of drilling and other exploration and development activities, uncertainties regarding future political, economic, regulatory, fiscal, and tax policies and practices as well as assumptions concerning a relatively stable national economy, and the absence of a major disruption such as a domestic act of terrorism and the uncertainties of even routine litigation in which the Company is involved from time-to-time in the ordinary course of its business operations. In addition, the company relies on professional and management services provided by third parties in certain of its operating activities. Therefore, actual outcomes and results may differ materially from what is expressed, implied, or forecast in such forward-looking statements. The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concerning quantitative and qualitative disclosures concerning market risk, the primary market risk exposures of the Company relate to changes in interest rates, changes in equity security prices and changes in certain commodity prices. The Company's exposure to market risk for changes in interest rates relate solely to its fixed income portfolio that consists of U.S. Government Agency securities. All such securities are held to maturity and have original maturities of less than one year. The Company does not use derivative financial instruments to hedge interest rates on its fixed income investment securities. The Company's exposure to market risk for changes in equity security prices relates solely to it marketable equity investment portfolio which consists primarily of common stocks of domestic, publicly held enterprises. The Company's exposure to market risk for changes in commodity prices relates to changes in the prices of minerals, predominantly natural gas and the effect thereof on its royalties and rentals relating to coal deposits and mineral rights as discussed above in addition to its oil and gas working interests which are subject to market risks for changes in material gas prices. The Company has not entered into any futures contract to hedge the prices of any commodities as of 12/31/03 or during the year ended 12/31/03. The Company does not use derivative commodity instruments to hedge its commodity risk exposure.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary financial information that are required to be included pursuant to this Item 8 are listed in Item 15, `Exhibits, Financial Statement Schedules, and Reports On Form 8-K", under the caption "Index to Consolidated Financial Statements" in the Annual Report, together with the respective pages in this Annual Report where such information is located. The financial statements and supplementary financial information specifically referenced in such list are incorporated in this Item 8 by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

(a) The only independent accountant who was engaged during the Company's two most recent fiscal years or any subsequent interim period as the principal accountant to audit the Company's financial statements has not resigned (nor indicated it has declined to stand for re-election after the completion of the current audit) nor was dismissed.

(b) No new independent accountant has been engaged as the principal accountant to audit the Company's financial statements during the Company's two most recent fiscal years or any subsequent interim period.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934). The evaluation was conducted with the participation of Management and under the supervision of the Chief Executive Officer and the Chief Financial Officer. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls over financial reporting or other factors that materially affected, or is reasonably likely to materially affect, these controls over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The information required by this item is set forth on pages 4 through 6 of the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Schedule 14A promulgated under the Securities Exchange Act of 1934 on April 1, 2004, under the caption "ELECTION OF DIRECTORS", which portion of said definitive proxy statement is incorporated herein by this reference.

The Board of Directors has approved a Code of Ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer and other financial officers. This Code of Ethics is included as Exhibit 14 to this report.

Based on a review of copies of forms furnished to the Company by its directors, executive officers, and the beneficial owners of more than ten percent of the Company's stock pursuant to Section 16(a) of the Securities Exchange Act of 1934, and written representations from the individuals concerned, the Company believes that during 2003 all Section 16(a) filing requirements applicable to such persons were complied with.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth on pages 6 through 9 of the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Schedule 14A promulgated under the Securities Exchange Act of 1934 filed April 1, 2004, under the caption "ELECTION OF DIRECTORS", which portion of said definitive proxy statement is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is set forth on pages 3 through 5 of the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Schedule 14A promulgated under the Securities Exchange Act of 1934, under the captions "VOTING SECURITIES OUTSTANDING AND VOTING RIGHTS" and "ELECTION OF DIRECTORS", which portions of said definitive proxy statement are incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is set forth on pages 4 through 6 of the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Schedule 14A promulgated under the Securities Exchange Act of 1934, under the caption "ELECTION OF DIRECTORS," which portion of said definitive proxy statement is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is set forth on pages 11 through 12 of the Company's definitive proxy statement to be filed with the securities and exchange commission pursuant to schedule 14A promulgated under the Securities Exchange Act of 1934, under the captions "Ratification of Independent Public Accountants," which portion of said definitive proxy statement is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as a part of this report:

1. Index to Consolidated Financial Statements

The following fincancial statements are included at the incicated page in this Annual Report on Form 10-K and incorporated in this Item 15 by reference:

2. Consolidated Financial Statement Schedules:

All schedules are omitted as none are currently required.

3. Index to Exhibits

The exhibits listed in the accompanying index to exhibits are incorporated by reference as part of this Annual Report on Form 10-K.

(b) No reports on Form 8-K were filed during the last quarter of the period covered by this report.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Central Natural Resources, Inc.:

We have audited the accompanying consolidated consolidated balance sheets of Central Natural Resources, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholder's equity, comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Natural Resources, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Kansas City, Missouri
March 12, 2004

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2003 and 2002

Assets	2003	2002
Current assets:		
Cash and cash equivalents	$ 629,719	1,956,795
Accounts receivable	127,570	22,500
Securities maturing within one year, at amortized cost	2,999,314	2,994,347
Note receivable, current	21,651	65,221
Income tax receivable	110,289	206,867
Deferred income taxes	–	4,204
Other	23,630	11,416
Total current assets	3,912,173	5,261,350
Equity securities, at fair value	603,481	642,637
Other investments	262,720	350,002
Deferred income taxes	–	13,200
Property, plant and equipment;		
Oil and gas producing properties (successful efforts)	1,707,419	150,135
Mineral interest properties	1,668,137	1,668,432
	3,375,556	1,818,567
Less accumulated depletion, depreciation and amortization	630,550	583,748
Net property, plant and equipment	2,745,006	1,234,819
Total assets	$ 7,523,380	7,502,008

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2003 and 2002

Liabilities and Stockholders' Equity		2002	2001
Current liabilities:			
Accounts payable and accrued expenses	$	44,066	20,279
Deferred income – advance oil lease bonus		–	11,250
Total current liabilities		44,066	31,529
Deferred income taxes		137,788	–
Stockholders' equity:			
Preferred stock of $1 par value; Authorized 100,000; no shares issued		–	—
Common stock of $1 par value; Authorized 2,500,000 shares; 503,924 shares issued in 2003 and 2002		503,924	503,924
Treasury Stock – 12,100 shares at December 31, 2003, 5,000 shares at December 31, 2002		(161,775)	(71,250)
Retained earnings		6,856,047	6,941,699
Accumulated other comprehensive income, net of deferred taxes of $77,175 in 2003 and $51,749 in 2002		143,330	96,106
Total stockholders' equity		7,341,526	7,470,479
Commitments & contingencies			
Total liabilities and stockholders' equity	$	7,523,380	7,502,008

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
OPERATING REVENUE:			
Mineral royalties	$ 703,168	613,391	769,099
Oil and gas production	377,328	–	–
Total operating revenue	1,080,496	613,391	769,099
Oil and gas operating expenses	139,929	–	–
Depreciation, depletion & amortization	46,802	2,250	2,260
Exploration expenses	195,695	–	–
General and administrative expenses	646,648	550,750	510,861
(Loss) gain on sale of real estate	(16,002)	–	(1,106)
Total expenses	1,013,072	553,000	512,012
Operating income	67,424	60,391	257,084
NONOPERATING INCOME:			
Investment income (loss)	42,291	(620,647)	85,124
Other	668	2,446	5,048
Total nonoperating income (loss)	42,959	(618,201)	90,172
Earnings (loss) before income taxes	110,383	(557,810)	347,256
INCOME TAXES	(2,116)	(256,056)	100,960
Net earnings (loss) $	112,499	(301,754)	246,296
Earnings (loss) per share - basic and diluted $	0.23	(0.60)	0.49
Weighted average number of shares of common stock outstanding - basic and diluted	495,773	503,603	503,924

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2003, 2002, and 2001

	Common stock	Additional capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Total
Balance, Dec. 31, 2000	$ 503,924	–	7,639,660	–	217,455	8,361,039
Net earnings	–	–	246,296	–	–	246,296
Cash dividends ($0.88 per share)	–	–	(440,934)	–	–	(440,934)
Net unrealized depreciation on investments available-for-sale	–	–	–	–	(225,544)	(225,544)
Balance, Dec. 31, 2001	$ 503,924	–	7,445,022	–	(8,089)	7,940,857
Net loss	–	–	(301,754)	–	–	(301,754)
Cash dividends ($0.40 per share)	–	–	(201,569)	–	–	(201,569)
Purchase of 5,000 shares of common stock for treasury	–	–	–	(71,250)	–	(71,250)
Net unrealized depreciation on investments available-for-sale	–	–	–	–	104,195	104,195
Balance, Dec. 31, 2002	$ 503,924	–	6,941,699	(71,250)	96,106	7,470,479
Net earnings	–	–	112,499	–	–	112,499
Cash dividends ($0.40 per share)	–	–	(198,151)	–	–	(198,151)
Purchase of 7,100 shares of common stock for treasury	–	–	–	(90,525)	–	(90,525)
Net unrealized depreciation on investments available-for-sale	–	–	–	–	47,224	47,224
Balance, Dec. 31, 2003	$ 503,924	–	6,856,047	(161,775)	143,330	7,341,526

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Net earnings (loss)	$ 112,499	(301,754)	246,296
Other comprehensive income:			
Realized gains & unrealized appreciation on investments	145,860	134,062	(209,118)
Income taxes	(51,050)	(46,922)	73,191
Realized gains and unrealized appreciation on investments, net	94,810	87,140	(135,927)
Less:			
Realized investment (gains) losses included in net earnings	(73,210)	26,238	(137,873)
Income taxes	25,624	(9,183)	48,256
	(47,586)	17,055	(89,617)
	47,224	104,195	(225,544)
Comprehensive income (loss)	$ 159,723	(197,559)	20,752

See accompanying notes to consolidated financial statements.

CENTRAL NATURAL RESOURCES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net earnings (loss)	$ 112,499	(301,754)	246,296
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depletion, depreciation & amortization	46,802	2,250	2,260
Amortization of premiums & discounts of securities net	(32,106)	(66,491)	(163,417)
Impairment charge on equity securities	–	686,229	274,296
Impairment charge on other investments	87,282	–	–
Amortization of unproved properties	84,758	–	–
Gain on sales of real estate	(16,002)	–	(1,106)
Loss (Gain) on sales of equity securities	(73,210)	26,238	(137,873)
Deferred income taxes	129,766	15,694	(117,749)
Changes in assets & liabilities:			
Account receivable & other assets	(117,284)	80,979	(82,331)
Deferred oil lease bonus	(11,250)	(36,103)	47,353
Accounts payable & accrued expenses	23,787	15,441	(6,108)
Federal & state income taxes	96,578	(252,979)	(16,413)
Net cash provided by operating activities	331,620	169,504	45,208
Cash flows from investing activities:			
Proceeds from note receivable	43,570	18,084	16,702
Proceeds from matured/called investment debt securities	15,000,000	24,000,000	20,000,000
Purchases of investment debt securities	(14,972,861)	(22,928,535)	(19,864,798)
Proceeds from sales of land	16,297	–	1,125
Purchases of equity securities	(16,882)	(449,827)	(478,972)
Proceeds from sales of equity securities	201,898	284,597	509,085
Oil and Gas capital expenditures	(562,042)	(150,135)	–
Aquisition of oil and gas producing properties	(1,080,000)	–	–
Purchase of other investments	–	–	(250,000)
Net cash (used in) provided by investing activities	(1,370,020)	774,184	(66,858)
Cash flows from financing activities:			
Purchase of common stock for treasury	(90,525)	(71,250)	–
Dividends paid	(198,151)	(201,569)	(440,934)
Net cash used in financing activities	(288,676)	(272,819)	(440,934)
Net (decrease) in cash and cash equivalents	(1,327,076)	670,869	(462,584)
Cash and cash equivalents, beginning of year	1,956,795	1,285,926	1,748,510
Cash and cash equivalents, end of year	$ 629,719	1,956,795	1,285,926
Income taxes (received) paid during the year	$ (228,799)	51,348	235,630

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Central Natural Resources, Inc. (the Company) and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

All operating data relating to the number of acres, tons and estimated reserve volumes represent unaudited information.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposit accounts and a money market deposit account. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investment Securities

Investments in debt securities are classified as held-to-maturity securities, which are carried at amortized cost. Investments in marketable equity securities are classified as available-for-sale securities, which are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Other than temporary impairment is analyzed quarterly on an individual security basis based on the length of time and the extent to which market value has been less than cost, the financial condition and any specific events which effect the issuer, and the Company's intent and ability to hold the security. Other than temporary impairment is measured based on the individual security's quoted market price.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in net earnings and are derived using the specific identification method for determining the cost of securities sold.

Purchases and sales of securities are recorded on a trade-date basis. Accounts receivable at December 31, 2003 included $39,338 due from a broker for securities sold.

Coal Deposits, Real Estate, and Equipment

Coal deposits, mineral rights, surface land, and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Renewals and betterments which extend the useful life of the asset are capitalized.

Coal deposits with a net carrying value of approximately $700,000 at December 31, 2003 are not presently leased or producing coal in commercial quantities.

Depreciation and Depletion

Equipment, which is fully depreciated at December 31, 2003, is depreciated using the straight-line method over its estimated useful life.

Depletion of coal deposits is computed at the rate of $0.025 per ton of coal produced or purchased, which approximates depletion computed on a wasting-asset basis.

Oil and Gas Properties

Coal royalties are based on a percentage of the production of land leased from the Company or, in the case of no production, the minimum annual royalty. Oil and gas royalties are based on a percentage of the production on land leased from the Company. Oil and other mineral lease rentals and bonuses are derived from the leasing of land and mineral rights prior to production.

Oil lease bonuses which relate to future periods are deferred and recognized as income over the related future periods (generally one year).

The Company uses the Successful Efforts method of accounting for revenue and expenses from oil and gas production. Revenue and expenses associated with oil and gas production are accrued in the period the revenue or expenses are generated. Revenue and expenses from oil and gas production in the period ended December 31, 2003 were generated by working interests in gas properties acquired in February 2003 and working interests in unproved properties acquired in July 2002. No revenue or expenses from oil and gas production was recorded in the period ended December 31, 2002 or December 31, 2001.

Exploration and Production - Exploration expenses, including geological and geophysical costs, and exploratory dry holes, are charged against income as incurred. Costs of successful wells and related production equipment and developmental dry holes are capitalized and amortized by field using the unit-of-production method as gas is produced.

Undeveloped acreage costs are capitalized and amortized at rates that provide full amortization on abandonment of unproductive leases. Costs of abandoned leases are charged to the accumulated amortization accounts, and costs of productive leases are transferred to the developed property accounts.

Other - Property, plant and equipment is stated at cost less reserves for depreciation, depletion and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized.

Oil and Gas Reserves

The process of estimating quantities of natural gas reserves is complex and requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Data for a given fields may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, material revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various fields make these estimates generally less precise than other estimates included in the financial statement disclosures. The Company uses the units-of-production method to amortize gas properties. This method requires the Company to amortize the capitalized costs incurred in developing a property in proportion to the amount of gas produced as a percentage of the amount of proved reserves contained in the property. Accordingly, any changes in reserve estimates as described above will cause corresponding changes in depletion, depreciation and amortization expense recognized in periods subsequent to the reserve estimate revision. Reserve information (unaudited) is detailed further in Note 10 - Supplemental Information of the consolidated financial statements.

Other Investments

Other investments represent an equity interest in non-marketable securities for which the Company does not possess significant influence. These investments are accounted for at cost. The carrying amount is periodically reviewed for other than temporary impairment.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates are recognized in income in the period that includes the tax rate change.

Stock Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the then current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in each period:

		2003	2002	2001
Net earnings:				
As reported	$	112,499	(301,754)	246,296
Stock Options		(13,688)	(19,760)	(13,100)
Pro forma		98,811	(321,514)	233,196
Earnings per share (loss):				
Basic and diluted – as reported	$	0.23	(0.60)	0.49
Pro forma		0.20	(0.64)	0.46

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Proved gas properties are reviewed for impairment on a field-by-field basis when facts and circumstances indicate that their carrying amounts may not be recoverable. In performing this review, future cash flows are estimated by applying estimated future gas prices to estimated future production, less estimated future expenditures to develop and produce the reserves. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, an impairment loss is recognized for the excess of the carrying amount over the estimated fair value of the property based on estimated future cash flows.

Earnings and Dividends Per Share

Basic and diluted earnings per share are based on the weighted average number of common shares outstanding as no stock options had a dilutive impact on earnings per share for any period.

Dividends per share are based on the number of shares outstanding on the dividend dates of record.

Comprehensive Income

Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale securities and is presented in the consolidated statements of comprehensive income.

Segment Information

The Company operates in the energy segment. The energy segment consists of the exploration and production of oil and gas as well as the leasing of real properties and mineral interests in the mid-western and southern United States. The Company has no foreign revenues. Oil and gas production revenue was received from a single customer in 2003. During 2003, three mineral royalty customers accounted for 18%, 17% and 12% of consolidated operating revenue. During 2002, four mineral royalty customers accounted for 27%, 22%, 15% and 12% of consolidated operating revenue. During 2001, two mineral royalty customers accounted for 45% and 12% of consolidated operating revenue.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Acquisition of producing properties

In February 2003, the Company, through a wholly-owned subsidiary, CNR Production, L.L.C., a Texas limited liability company (hereinafter "CNR"), executed and closed the acquisition of an undivided two percent (2%) interest in certain property rights constituting working interests in two fields known as the Bass Flores Field and Total Tabasco Field located in Hidalgo and Starr Counties in south Texas.

As consideration for this acquisition, the Subsidiary paid $1,080,000. This amount was paid by CNR from funds provided by the Company from its available liquid resources. Of the total purchase price, $864,000 was allocated to leasehold costs and $216,000 was allocated to lease and well equipment. CNR participated in additional developmental work on this property in 2003.

(3) Investment Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for held-to-maturity and available-for-sale securities by major security type at December 31, 2003 and 2002 are presented below. Substantially all equity securities represent common stocks of domestic corporations.

2003	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Held-to-maturity:				
U.S. government agency securities	$ 2,999,314	–	(34)	2,999,280
Available-for-sale - equity securities	$ 382,975	220,506	–	603,481
2002				
Held-to-maturity:				
U.S. government agency securities	$ 2,994,347	–	(347)	2,994,000
Available-for-sale - equity securities	$ 494,782	153,461	(5,606)	642,637

At December 31, 2003 and 2002, all U. S. government agency securities mature within one year.

The Company recognized impairment charges for declines in market values of equity securities considered to be other than temporary of $686,229 during 2002 and $274,296 during 2001. The Company recognized an impairment charge on other investments in 2003 of $87,282.

Investment income consists of the following for each of the years ended December 31:

	2003	2002	2001
Interest	$ 48,797	81,346	213,386
Dividends	7,566	10,474	8,161
Gross gains on sales of equity securities	78,376	50,132	206,466
Gross losses on sales of equity securities	(5,166)	(76,370)	(68,593)
Impairment charge on equity securities	–	(686,229)	(274,296)
Impairment charge on other investments	(87,282)	–	–
	$ 42,291	(620,647)	85,124

(4) Income Taxes

Total income taxes for the years ended December 31, 2003, 2002, and 2001 were allocated as follows:

	2003	2002	2001
Statement of Operations	$ (2,116)	(256,056)	100,960
Stockholders' equity, for unrealized appreciation (depreciation) on equity securities	25,426	56,105	(121,447)
	$ 23,310	(199,951)	(20,487)

The components of income tax expense from operations are as follows:

	2003	2002	2001
Federal	$ (2,116)	(182,374)	87,280
State	–	(73,682)	13,680
Total	$ (2,116)	(256,056)	100,960

Total income tax expense for 2003, 2002, and 2001 includes deferred income tax expense (benefit) of $129,766, $15,694, and $(117,749), respectively.

Income tax expense (benefit) relating to operations has been provided at effective rates of (1.9)%, (45.9)% and 29.1% for the years ended December 31, 2003, 2002, and 2001, respectively. The reasons for the difference between the effective tax rates and the corporate federal income tax rate of 34.0% are as follows:

	2003	2002	2001
Expected statutory tax rate	34.0 %	(34.0)	34.0
State income taxes, net of federal income tax effect	–	(8.6)	2.6
Percentage depletion in excess of tax basis	(27.2)	(4.0)	(9.6)
Other, net	(8.7)	0.7	2.1
	(1.9) %	(45.9)	29.1

State income taxes for 2002 include a refund relating to prior years of $70,093.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

		2003	2002
Deferred tax assets:			
Equity securities & other investments	$	84,830	103,020
Property, plant & equipment*		118,655	90,343
Deferred income – advance oil lease bonus		–	4,204
Other		6,535	6,635
		210,020	204,202
Less valuation allowance		(45,095)	(45,095)
Deferred tax assets		164,925	159,107
Deferred tax liabilities:			
Property, plant & equipment		(225,538)	(89,954)
Equity securities and other investments		(77,175)	(51,749)
Deferred tax liabilities		(302,713)	(141,703)
Net deferred tax asset (liability)	$	(137,788)	17,404

* "Property, plant & equipment" includes a deferred tax asset relating to a 1993 writedown of coal properties. The resulting deferred tax asset relating to this writedown has been fully reserved through the establishment of a $45,095 valuation allowance as the Company believes it is more likely than not that the asset will not be realized.

(5) Operating Leases

The Company has a five-year operating lease for its office space in Kansas City, Missouri, which became effective September 1, 2002. However, the Company can terminate the lease after 2 years. The lease agreement provides for annual rental payments of approximately $10,000 through 2004. Rent expense amounted to $10,082, $9,934, and $13,182 for the years ended December 31, 2003, 2002, and 2001, respectively.

(6) Disclosures About Fair Value of Financial Instruments

- Cash, cash equivalents, trade receivables, and trade payables - The carrying amount approximates fair value because of the short maturity of these financial instruments.

- Debt and equity securities - The fair values of debt and equity securities are based on quoted market prices. The fair value of debt and equity securities are disclosed in note 3.

(7) Stock Option Plans

Nonqualified Stock Option Plan

In April 1995, the Company adopted a nonqualified stock option plan (the Plan) pursuant to which the Company's board of directors may grant stock options to directors in lieu of cash compensation. The Plan authorizes grants of options to purchase up to 50,000 shares of common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have a term of ten years and vest and become fully exercisable six months after the date of grant. In 2003, 7,500 nonqualified stock options were granted under this plan, while 6,000 shares were issued in both 2002 and 2001.

Stock Incentive Plan

In February 2001, the Company adopted a stock incentive plan pursuant to which the Company's board of directors may issue stock awards to key employees and directors of the Company. This plan allows for stock options, stock appreciation rights, restricted stock, stock bonuses, performance share awards, dividend equivalents, or deferred payment rights.

The maximum number of shares of common stock that may be delivered under this plan shall not exceed 75,000 shares. The maximum number of shares of common stock that may be delivered pursuant to options qualified as incentive stock options granted under this plan is 45,000 shares. The maximum number of shares of common stock that may be delivered to non-employee directors shall not exceed 20,000 shares. The maximum number of shares subject to those options and stock appreciation rights that are granted during any calendar year to any individual shall be limited to 15,000, and the maximum individual limit on the number of shares in the aggregate subject to all awards that during any calendar year are granted under this plan shall be 25,000. Each of these limits is subject to adjustment as set forth in the plan.

In 2003, 6,000 incentive stock options were granted under this plan and in 2001, 2,000 incentive stock options were granted. No incentive options were issued in 2002. Incentive stock options are granted with an exercise price equal to the stock's fair market value at the date of grant, or 110% of the fair market value of the date of grant in the case of a 10% shareholder. Incentive stock options issued to date have a term of between five and ten years and are exercisable in annual installments of between three and four years.

A summary of stock option activity, including incentive stock options, during 2003, 2002, and 2001 is as follows:

	2003		2002		2001	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Options outstanding, beginning of period	20,000	$ 16.93	14,000	$ 17.00	6,000	$ 17.00
Granted	13,500	13.79	6,000	16.75	8,000	17.00
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Options outstanding, end of period	33,500	$ 15.66	20,000	16.93	14,000	17.00
Options exercisable, end of period	26,500	$ 15.88	18,500	16.92	12,000	$ 17.00

Exercise prices for options outstanding as of December 31, 2003 were $13.20 (7,500 shares), $14.52 (6,000 shares), $16.75 (6,000 shares) and $17.00 (14,000 shares). Exercise prices for options exercisable as of December 31, 2003 were $13.20 (7,500 shares), $16.75 (6,000 shares) and $17.00 (13,000 shares).

Options outstanding of 33,500, 20,000, and 14,000 at December 31, 2003, 2002, and 2001 are not considered dilutive as the exercise price was greater than the market price at the close of each period under consideration. However, if the market price were to increase in a future period to be greater than the exercise price, these options could become dilutive.

The per share weighted average fair value of stock options granted during 2003, 2002 and 2001 was $1.01, $1.50 and $1.65, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2003-expected dividend yield of 3.03%, expected volatility of 11.64%, risk-free interest rate of 2.97%, and an expected life of five years; 2002-expected dividend yield of 2.53%, expected volatility of 11.64%, risk-free interest rate of 3.03%, and an expected life of five years; 2001-expected dividend yield of 5.26%, expected volatility of 17.63%, risk-free interest rate of 4.290%, and an expected life of five years.

(8) Related Party Transactions

The Company paid $20,834 in 2002 and $21,666 in 2001 to a company affiliated with one of its directors for its participation in a strategic planning project undertaken on behalf of the Company.

(9) Natural Gas Producing Activities

All of the Company's gas and oil properties are located in the United States. The table below sets forth the results of operations from gas and oil producing activities:

		2003	2002	2001
Revenue	$	377,328	–	–
Production Costs		(118,049)	–	–
Depreciation, depletion and amortization		(44,552)	–	–
Exploration expenses		(195,695)	–	–
Operating income	$	19,032	–	–
Total oil & gas property		1,707,419	150,135	–
Additions to oil and gas properties	$	1,557,284	150,135	–

Costs Incurred

Costs incurred in natural gas and oil property acquisition, exploration and development activities are summarized below:

		2003	2002	2001
Property Acquisition costs:				
Unproved	$	154,562	150,135	–
Proved		1,080,000	–	–
Unsuccessful Exploratory		110,937	–	–
Development Costs		407,480	–	–
	$	1,752,979	150,135	

Exploration Expense for 2003 includes $84,758 in amortized unproved property costs associated with two unsuccessful exploratory wells, resulting in total capitalized additions of oil and gas properties on the balance sheet of $1,557,284.

(10) Supplemental Information - Natural Gas Reserves (Unaudited)

Proved reserves are estimated quantities of natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Reserve quantities as well as certain information regarding future production and discounted cash flows were prepared by independent petroleum engineers T.J.Smith & Company, Inc. for all years where reserve estimates are presented. These reserve quantities exclude the Company's mineral royalty interests.

The following table sets forth our net proved and proved developed gas reserves stated in MMcf equivalents at December 31, 2001, 2002 and 2003 and the changes in net proved gas reserves for the years ended December 31, 2001, 2002 and 2003.

	Natural Gas MMcf Equiv.
Revisions of previous estimates	–
Extensions and discoveries	1,256
Purchase of properties	995
Disposition of properties	–
Production	(57)
Proved Reserves as December 31, 2003	2,194
Proved Developed Reserves at:	
December 31, 2001	–
December 31, 2002	–
December 31, 2003	1,409

Standardized Measure

The standardized measure of discounted future net cash flows relating to proved natural gas reserves as of year-end is shown below (in thousands):

	2003	2002	2001
Future cash inflows	$ 13,932	–	–
Future operating expenses	(2,654)	–	–
Future development costs	(995)	–	–
Future net cash flows	10,283	–	–
Future income taxes	(3,843)	–	–
Future net cash flows, after income taxes	6,440	–	–
10% annual discount	(3,051)	–	–
Standardized measure of discounted future net cash flows:	$ 3,389	–	–

Future cash inflows are computed by applying year-end prices of oil and gas to the year-end estimated future production of proved oil and gas reserves. The base prices used for the Pretax PV-10 calculation were public market prices on December 31 adjusted by differentials to those market prices. Appropriate price differentials were applied to these prices for each property based upon its respective historical product pricing experience to adjust for Btu content and marketing and transportation costs. The Henry Hub and West Texas/New Mexico Intermediate prices, before adjustment for quality and transportation, utilized in the PV-10 value at December 31, 2003 were $5.965 per MMBtu of natural gas and $29.95 per barrel of oil, respectively. Forecasted operating costs were based upon the average of the actual monthly costs for 2003 as provided by the operator of the properties. Estimated capital expenditures were provided by the operator of the properties and both operating costs and capital expenditures were held constant throughout the life of the properties. We will incur significant capital expenditures in the further development of our oil and gas properties. We believe with reasonable certainty that we will be able to obtain such capital in the normal course of business. A statutory tax rate of 37.4% is used to estimate the effect of future income taxes. The estimated future net cash flows are then discounted using a rate of 10 percent per year to reflect the estimated timing of the future cash flows. The standardized measure of discounted cash flows is the future net cash flows less the computed discount.

Changes in Standardized Measure

Changes in standardized measure of future net cash flows relating to proved natural gas reserves are summarized below (in thousands):

		2003	2002	2001
Beginning of year	$	–	–	–
Revisions of previous estimates		–	–	–
Extensions and discoveries		4,183	–	–
Purchase of minerals-in-place		1,080	–	–
Development costs incurred		407	–	–
Disposition of properties		–	–	–
Changes in cash flow due to income taxes		(2,022)	–	–
Sales of oil & gas, net of production costs		(259)	–	–
End of year	$	3,389	–	–

Sales of natural gas, net of natural gas operating expenses, are based on historical pre-tax results. Disposition of properties, extensions and discoveries, purchases of minerals-in-place and the changes due to revisions in standardized variables are reported on a pre-tax discounted basis.

(11) Supplementary Quarterly Data (Unaudited)

	2003			
	First quarter	Second quarter	Third quarter	Fourth quarter
Operating revenue	$ 239,539	282,995	283,415	274,547
Investment income (loss)	(40,295)	12,365	30,587	39,634
Net earnings (loss)	(3,421)	53,567	(34,570)	96,923
(Loss) earnings per share: Basic and diluted	(0.01)	0.11	(0.07)	0.20

	2002			
	First quarter	Second quarter	Third quarter	Fourth quarter
Operating revenue	$ 88,736	219,898	149,738	155,019
Investment income (loss)	(180,453)	(290,855)	(193,671)	44,332
Net (loss) earnings	(118,940)	(120,552)	(102,269)	40,007
(Loss) earnings per share: Basic and diluted	(0.24)	(0.24)	(0.20)	0.08

Investment income for 2003 reflects an impairment charge in the first quarter of $87,282. Investment income for 2002 reflects impairment charges in the first, second, and third quarters of $212,127, $323,006, and $151,096, respectively. Investment income for 2001 reflects impairment charges in the second, third, and fourth quarters of $46,088, $66,414 and $161,794, respectively.

INDEX TO EXHIBITS

(3)(i) Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibit (3)(i) to the Annual Report on Form 10-K for the Company for the fiscal year ended December 31, 2000.

(3)(ii) Bylaws are incorporated herein by reference to Exhibit (3)(ii) to the Annual Report on Form 10-K for the Company for the fiscal year ended December 31, 2003.

(10) Material Contracts:

(i) Agreement of Settlement and Release dated February 29, 2000 is incorporated by reference to Exhibit 10(i) to the Annual Report on Form 10-K for the Company for the fiscal year ended December 31, 1999.

(iii)(A) Central Coal & Coke Corporation's Directors Non-Qualified Stock Option Plan is incorporated herein by reference to Exhibit (10)(iii)(A) to the Annual Report on Form 10-K for the Company for the fiscal year ended December 31, 1994. This Plan was approved by the Company's stockholders at the Annual Meeting held April 19, 1995, and is discussed in the Definitive Proxy Statement for that meeting previously filed with the Commission..

(iv) Central Natural Resources, Inc. 2001 Stock Incentive Plan approved by the Board of Directors February 7, 2001 and approved by the Stockholders at the Annual Meeting of Stockholders held April 19, 2001. This Plan is discussed in the Definitive Proxy Statement for that meeting and was filed with the Commission with that Proxy Statement and is incorporated herein by this reference.

(v) Purchase and Sale Agreement Between Smith Production, Inc. as Seller and CNR Production, LLC as Purchaser, dated February 28, 2003, by and between Smith Production, Inc. a Texas corporation, as "Seller," and CNR Production, LLC, a Texas limited liability company and a wholly-owned subsidiary of the Company, as "Purchaser," is incorporated herein by reference to Exhibit 10(D) of the Quarterly Report on Form 10-Q for the Company for the Quarter Ended March 31, 2003.

(14) Code of Ethics (attached as Exhibit 14 hereto)

(21) Subsidiaries of the Company (attached as Exhibit 21 hereto)

(23) Consent of Independent Petroleum Engineers (attached as Exhibit 23 hereto)

(31.1) Certification required by Rule 13a-14(a) or Rule 15d-14(a) for Chief Executive Officer (attached as Exhibit 31.1 hereto).

(31.2) Certification required by Rule 13a-14(a) or Rule 15d-14(a) for Chief Financial Officer (attached as Exhibit 31.2 hereto).

(32.1) Section 1350 Certification for Chief Executive Officer (attached as Exhibit 32.1 hereto).

(32.2) Section 1350 Certification for Chief Financial Officer (attached as Exhibit 32.2 hereto).

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

By /s/ PHELPS C. WOOD
Phelps C. Wood, President
Principal Executive Officer

Date: March 29, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

By /s/ LEONARD L. NOAH
Leonard L. Noah
Chief Financial Officer, Principal
Financial Officer, and
Principal Accounting Officer

Date: March 29, 2004

By /s/ BRUCE L. FRANKE
Bruce L. Franke, Director

Date: March 29, 2004

By /s/ RAY A. INFANTINO
Ray A. Infantino, Director

Date: March 29, 2004

By /s/ PATRICK J. MORAN
Patrick J. Moran, Director

Date: March 29, 2004

By /s/ JAMES R. UKROPINA
James R. Ukropina, Director

Date: March 29, 2004

By /s/ PHELPS C. WOOD
Phelps C. Wood, Director

Date: March 29, 2004

By /s/ PHELPS M. WOOD
Phelps M. Wood, Director

Date: March 29, 2004

CERTIFICATIONS

I, Phelps C. Wood, President and Chief Executive Officer of Central Natural Resources, Inc., certify that:

I have reviewed this annual report on Form 10-K of Central Natural Resources, Inc.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2004

/s/ Phelps C. Wood
Phelps C. Wood
President and Chief Executive Officer

CERTIFICATIONS

I, Leonard L. Noah, Chief Financial Officer of Central Natural Resources, Inc., certify that:

I have reviewed this annual report on Form 10-K of Central Natural Resources, Inc.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2004

/s/ Leonard L. Noah
Leonard L. Noah
Chief Financial Officer

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

With respect to the Annual Report of Central Natural Resources, Inc., a Delaware corporation (the "Company"), on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Phelps C. Wood, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ß 1350, as adopted pursuant to ß 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 29, 2004.

/s/ PHELPS C. WOOD
Phelps C. Wood
President & Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. ß 1350 and is not being filed as a part of the Report or as a separate disclosure document, and is not to be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

With respect to the Annual Report of Central Natural Resources, Inc., a Delaware corporation (the "Company") on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Leonard L. Noah, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ß 1350, as adopted pursuant to ß 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 29, 2004.

/s/ LEONARD L. NOAH
Leonard L. Noah
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. ß 1350 and is not being filed as a part of the Report or as a separate disclosure document, and is not to be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

TEXAS



Walker, San Jacinto and Montgomery Counties
Current Production from Lessees

Starr and Hidalgo Counties
Working Interest in Producing Properties

Liberty and Hardin Counties
Working Interest in Producing and Exploratory Properties

ARKANSAS



Sebastian County
Coalbed Methane and Oil & Gas Production from a Lessee
Active Coal Lease

OKLAHOMA



LeFlore County
Coalbed Methane from a Lessee

LOUISIANA



Vernon and Beuaregard Counties
Oil & Gas Production from Lessee

DIRECTORS

Bruce L. Franke
Oil, Gas & Real Estate Management

Ray A. Infantino
Retired Insurance Executive & Management Consultant

Patrick J. Moran
President of Moran Resources Company

James R. Ukropina
Of Counsel, O'Melveny & Myers Attorneys at Law

Phelps C. Wood
President of Central Natural Resources, Inc,

Phelps M. Wood
President of Tektest, Inc.

OFFICERS

Phelps C. Wood
President & CEO

Leonard L. Noah
Chief Financial Officer

Gary J. Pennington
Vice President & General Manager

Ray A. Infantino
Secretary & Treasurer

Ernest N. Yarnevich, Jr.
Assistant Secretary

STOCKHOLDERS' MEETING

The 2004 annual meeting will be held at 9:00 A.M., P.D.T., on April 30, 2004, at the Athenaeum at the California Institute of Technology, 551 South Hill Avenue, Pasadena, California 91106

STOCK TRANSFER AGENT AND STOCK REGISTRAR

UMB Bank, n.a.
Kansas City, Missouri 64141